King & Spalding LLP 1185 Avenue of the Americas, 34th Floor New York, NY 10036-2601 www.kslaw.com

Kevin E. Manz kmanz@kslaw.com T 212.556.2133 F 212.556.2222

January 13, 2022

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attn:	Jason Drory Christine Westbrook

Re:	HCM Acquisition Corp Amendment No. 4 to Registration Statement on Form S-1 Filed January 7, 2022 File No. 333-253673

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated January 12, 2022, to Mr. Shawn Matthews, Chairman and Chief Executive Officer of HCM Acquisition Corp (“HCM” or the “Company”) regarding the Amendment No. 4 to Registration Statement on Form S‑1 submitted on January 7, 2022 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing an amended Registration Statement, which reflects changes made in response to the comments contained in the Comment Letter.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Amendment No. 4 to Registration Statement on Form S‑1 Filed on January 7, 2022

Dilution, page 75

1.	Please explain why the net tangible book deficit per share prior to this offering disclosed in the second paragraph and for the without over-allotment option in the table did not change to $(0.02).

The Company has revised the Dilution section on page 75 of the Registration Statement in response to the Staff’s comment.

January 13, 2022
Page Two

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ King & Spalding LLP

King & Spalding LLP

Kevin E. Manz
Partner